PRESS RELEASE

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Shareholders Approve Resolutions

For immediate release – Toronto – December  30, 2003.

Canadian Zinc Corporation (“TSX-CZN”)  reports that at an Extraordinary General Meeting held today shareholders voted to approve resolutions increasing the Company’s authorized capital and authorizing the issue of additional common shares on a private placement basis.

Accordingly, the Company’s recent private placement financing of $6,000,000 which was closed on December 22, 2003, has been released from escrow.  The Company issued 6,050,000 Units, each comprising one common share and one half share purchase warrant.  Each whole warrant entitles the holder to purchase an additional common share at $1.25 per share for eighteen months from December 22, 2003.  The Company also issued 600,000 Underwriters Units exercisable at $1.25 per Unit for twelve months from December 22, 2003.

Shareholders also approved the issue of Agents Option Units, comprising 1,410,000 Agents Option Shares exercisable at $0.58 per share for twelve months from November 10, 2003 and 705,000 Share Purchase Warrants exercisable at $0.60 per share for eighteen months  from November 10, 2003.  These Agents Option Units were issued in connection with the Company’s earlier financing of $7,062,000 completed on November 10, 2003.

Canadian Zinc’s authorized capital has been increased from 100,000,000 to 200,000,000 common shares.  Canadian Zinc now has  64,125,789  shares  outstanding.

Canadian Zinc’s 100% owned Prairie Creek Mine Project located in the Northwest Territories includes a near complete mine, mill and surrounding infrastructure with a large mineral resource base totaling 11.9 million tonnes, grading 12.5% zinc, 10.1% lead, 0.4% copper and 161 grams per tonne silver.  The resource contains an estimated 70 million ounces of silver, approximately 3 billion pounds of zinc and approximately 2.2 billion pounds of lead.

For further information contact:

John F. Kearney	John A. MacPherson
Chairman	Director
(416) 362-6686	(604) 688-2001

A more extensive description of the Company’s activities is available on the Company’s web site at www.canadianzinc.com

Suite 1202-700 West Pender Street, Vancouver, BC V6C 1G8 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001	Suite 201 – 347 Bay Street, Toronto, ON M5H 2R7 Tel: (416) 362-6686 Fax: (416) 368-5344

E-mail: czn@canadianzinc.com,  Website:  www.canadianzinc.com